Exhibit 12.1


                         UNITED STATES STEEL CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                                   (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)


                             Nine Months
                                Ended          Year Ended December 31
                             September 30   ---------------------------------
                              2003   2002   2002   2001   2000   1999   1998
                              ----   ----   ----   ----   ----   ----   ----
Portion of rentals
   representing interest      $ 27  $  25  $  34  $  45  $  48  $  46  $  52
Capitalized interest             6      4      6      1      3      6      6
Other interest and fixed
   charges                     116    102    136    153    115     75     47
Pretax earnings which would
   be required to cover
   preferred stock dividend
   requirements                 22      -      -     12     12     14     15
                              ----   ----   ----   ----   ----   ----   ----
Combined fixed charges
   and preferred stock
   dividends (A)             $ 171  $ 131  $ 176  $ 211  $ 178  $ 141  $ 120
                              ====   ====   ====   ====   ====   ====   ====

Earnings-pretax income
with applicable
adjustments (B)              $(618) $ 175  $ 183  $(387) $ 187  $ 295  $ 618
                              ====   ====   ====   ====   ====   ====   ====

Ratio of (B) to (A)            (a)   1.34   1.04    (b)   1.05   2.10   5.15
                              ====   ====   ====   ====   ====   ====   ====


(a) Earnings did not cover fixed charges and preferred stock dividends by $789 million.
(b) Earnings did not cover fixed charges and preferred stock dividends by $598 million.